[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct: (212) 859-8689 Email: Joshua.Wechsler@friedfrank.com

May 9, 2018

VIA EDGAR

Mr. Donald E. Field

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        Navios Maritime Containers Inc.

              Draft Registration Statement on Form F-1

              Submitted March 9, 2018

              CIK No. 0001707210

Dear Mr. Field:

This letter sets forth the response of Navios Maritime Containers Inc., which in connection with the proposed offering will convert into Navios Maritime Containers L.P., a limited partnership (the “Company”), to the comment letter, dated April 17, 2018, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”), confidentially submitted on March 9, 2018. In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.

Concurrently, the Company is confidentially submitting Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). When indicated, the responses described below are contained in the Amended Registration Statement. References to page numbers in this letter refer to the pagination of the Amended Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

United States Securities and

Exchange Commission

May 9, 2018

Response:

The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

2.	Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response:

The Company acknowledges the Staff’s comment and will provide mockups of any pages that include any additional pictures or graphics to be included in the Registration Statement, including any accompanying captions, for review in a subsequent amendment.

Cover Page

3.	Please disclose on the cover page a bona fide price range of the offered securities. If you intend to price the securities based on a Norwegian OTC List price, you may disclose a percentage range based on that price (for example, 10% of the Norwegian OTC List price) within which you intend to price the securities. Refer to Item 501(b)(3) of Regulation S-K.

Response:

The Company has revised the disclosure on the cover page of the prospectus that forms a part of the Amended Registration Statement in response to the Staff’s comment. The Company understands that the Staff will need sufficient time to review the filing after the price range is included and that the inclusion of the price range may cause the Staff to issue additional comments. The Company respectfully advises the Staff that, once the price range is available, it will provide the price range in a subsequent amendment to the Amended Registration Statement.

Prospectus Summary

Our Relationship with the Navios Group, page 2

4.	Please revise this section to briefly discuss and quantify all fees (management, administrative, etc.) that have been and will be paid to Navios Group entities to include those paid for the reported financial periods. Please also disclose that certain Navios Group entities are entitled to incentive distribution rights after the annual target distribution has been achieved.

United States Securities and

Exchange Commission

May 9, 2018

Response:

The Company has revised the disclosure on pages 2 to 3 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors, page 22

5.	We note that you paid $16.5 million in management fees for the period ending December 31, 2017 in comparison to $39.2 million of revenue for the same period. Please revise to include a risk factor to discuss this related party expense and the impact such continuing fees could have on the company’s future business and operations.

Response:

The Company has revised the risk factor on page 49 of the Amended Registration Statement in response to the Staff’s comment to reflect the percentage of its revenues that are represented by the management fees paid to operate its vessels.

Use of Proceeds, page 64

6.	We note your disclosure in the first paragraph that you “intend to use the net proceeds of the offering for general corporate and working capital purposes.” Please revise to more specifically identify and quantify the principal intended uses of the net proceeds or discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F.

Response:

The Company has revised the disclosure on pages 12 and 58 of the Amended Registration Statement in response to the Staff’s comment.

Capitalization, page 65

7.	Please remove cash and cash equivalents from your capitalization table, as cash and cash equivalents are not a component of capitalization. Refer to Item 3.B of Form 20-F.

Response:

The Company acknowledges that cash and cash equivalents are not a component of capitalization. However, the Company respectfully advises the Staff that it believes the inclusion of cash and cash equivalents is useful to investors in understanding the capitalization of the Company. In response to the Staff’s comment, the Company has revised the title of this section on page 59 of the Amended Registration Statement to reflect “Cash and Capitalization.”

United States Securities and

Exchange Commission

May 9, 2018

Critical Accounting Policies

Impairment of Long Lived Assets, page 89

8.	In your disclosure on page 90 regarding the value of your vessels, you state that the estimated fair value of your vessels exceeds the carrying value of those same vessels by an aggregate of approximately $81.2 million. Please revise your disclosure to indicate the vessels, if any, in which the carrying value exceeded the estimated fair value at December 31, 2017, and the aggregate amount of the difference.

Response:

The Company has revised the disclosure on page 91 of the Amended Registration Statement in response to the Staff’s comment.

Management, page 116

9.	We note that the general partner will be entitled to appoint three directors. Please clearly identify these directors in the Directors and Senior Management section on page 118.

Response:

The Company respectfully advises the Staff that the three directors to be appointed by the general partner will be identified in a subsequent amendment.

Executive Compensation, page 120

10.	Please advise, with a view towards revised disclosure, whether you have disclosed or are required to disclose in the Marshall Islands or elsewhere the compensation of your executive officers and directors on an individual basis for your most recently completed fiscal year. To the extent applicable, please also revise the Compensation of Directors section on page 120.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has not disclosed and is not required to disclose in the Marshall Islands or elsewhere the compensation of its executive officers and directors on an individual basis.

Signatures, page II-5

11.	Please revise the second half of your signature page to annotate that the registration statement will be signed by your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacities, please revise to clarify. Refer to the Instructions for Signatures on Form F-1.

United States Securities and

Exchange Commission

May 9, 2018

Response:

The signature page of the Registration Statement has been revised to clarify that the Company’s Chief Financial Officer will sign the Registration Statement as principal accounting officer of the Company.

Should you have any questions or comments, please feel free to call me at (212) 859-8689.

Sincerely, /s/ Joshua Wechsler
Joshua Wechsler

cc:	Angeliki Frangou (Navios Maritime Containers Inc.)

Chris Christopoulos (Navios Maritime Containers Inc.)

Vasiliki Papaefthymiou (Navios Maritime Containers Inc.)

Stuart H. Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)

John M. Bibona (Fried, Frank, Harris, Shriver & Jacobson LLP)